================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  __________
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  __________
                            Carrizo Oil & Gas, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  144577-10-3
                                (CUSIP Number)

                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA  19103
                     Attention:  David S. Denious, Esquire
                                (215) 994-4000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 20, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------                                         ------------------
CUSIP NO 144577 10 3                                         Page 2 of 24 Pages
--------------------                                         ------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Persons                  Mellon Ventures, L.P.

    I.R.S. Identification
    Nos. of Above Persons                      25-1779945

--------------------------------------------------------------------------------
2)  Check the Appropriate Box                  (a)  [_]
    if a Member of a Group                     (b)  [X]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)         WC

--------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization       Delaware

--------------------------------------------------------------------------------
Number of Shares                               7)  Sole Voting Power
Beneficially Owned By Each                                1,509,830.39
Reporting Person With                          ---------------------------------
                                               8)  Shared Voting Power
                                                          0
                                               ---------------------------------
                                               9)  Sole Dispositive Power
                                                          1,509,830.39
                                               ---------------------------------
                                               10) Shared Dispositive Power
                                                          0
                                               ---------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person            1,509,830.39
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares       [X]
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                     9.9%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See             PN
     Instructions)
--------------------------------------------------------------------------------

--------------------                                         ------------------
CUSIP NO 144577 10 3                                         Page 3 of 24 Pages
--------------------                                         ------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Persons                  MVMA, L.P.

    I.R.S. Identification
    Nos. of Above Persons                      25-1779946

--------------------------------------------------------------------------------
2)  Check the Appropriate Box                  (a)  [_]
    if a Member of a Group                     (b)  [X]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)         OO, AF

--------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)             [_]
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization       Delaware

--------------------------------------------------------------------------------
Number of Shares                               7)  Sole Voting Power
Beneficially Owned By Each                                1,509,830.39
Reporting Person With                          ---------------------------------
                                               8)  Shared Voting Power
                                                          0
                                               ---------------------------------
                                               9)  Sole Dispositive Power
                                                          1,509,830.39
                                               ---------------------------------
                                               10) Shared Dispositive Power
                                                          0
                                               ---------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person            1,509,830.39
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares       [X]
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                     9.9%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See             PN
     Instructions)
--------------------------------------------------------------------------------

--------------------                                         ------------------
CUSIP NO 144577 10 3                                         Page 4 of 24 Pages
--------------------                                         ------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Persons                  MVMA, Inc.

    I.R.S. Identification
    Nos. of Above Persons                      25-1779947

--------------------------------------------------------------------------------
2)  Check the Appropriate Box                  (a)  [_]
    if a Member of a Group                     (b)  [X]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)         OO,AF

--------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)             [_]
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization       Delaware

--------------------------------------------------------------------------------
Number of Shares                               7)  Sole Voting Power
Beneficially Owned By Each                                1,509,830.39
Reporting Person With                          ---------------------------------
                                               8)  Shared Voting Power
                                                          0
                                               ---------------------------------
                                               9)  Sole Dispositive Power
                                                          1,509,830.39
                                               ---------------------------------
                                               10) Shared Dispositive Power
                                                          0
                                               ---------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person            1,509,830.39
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares       [X]
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                     9.9%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See             CO
     Instructions)
--------------------------------------------------------------------------------

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CUSIP NO 144577 10 3                                          Page 5 of 24 Pages
--------------------                                          ------------------

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), which has its principal executive offices at 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Mellon Ventures, L.P., a Delaware limited partnership ("Mellon Ventures"), MVMA, L.P., a Delaware limited partnership, and MVMA, Inc., a Delaware corporation.

          Mellon Ventures, which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

          MVMA, L.P., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

          MVMA, Inc., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

          Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

          Mellon Financial Corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

          During the last five years, neither Mellon Ventures, MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation nor any of the persons set forth on Annexes A or B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a Securities Purchase Agreement, dated as of February 20, 2002 (the "2002 Securities Purchase Agreement"), among the Company, Mellon Ventures and Steven A. Webster

--------------------                                          ------------------
CUSIP NO 144577 10 3                                          Page 6 of 24 Pages
--------------------                                          ------------------

("Webster" and, together with Mellon Ventures, the "2002 Investors"), and a Warrant Agreement, dated as of February 20, 2002 (the "2002 Warrant Agreement," and collectively with the 2002 Securities Purchase Agreement, the "2002 Transaction Documents"), among the Company and the 2002 Investors, Mellon Ventures acquired from the Company 40,000 shares of Series B Convertible Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of the Company and a warrant (the "2002 Warrant") to purchase up to 168,421 shares of Common Stock at the exercise price of $5.94 per share, subject to adjustment, for an aggregate purchase price of $4,000,000. In addition, Webster purchased 20,000 shares of Series B Preferred Stock and a warrant to purchase up to 84,211 shares of Common Stock at the exercise price of $5.94 per share, subject to adjustment, for an aggregate purchase price of $2,000,000. The per share purchase price of the Series B Preferred Stock under the 2002 Securities Purchase Agreement is $100.

          As described below, the terms of the Series B Preferred Stock are set forth in the Statement of Resolution Establishing Series of Shares Designated Series B Convertible Participating Preferred Stock, dated as of February 20, 2002 (the "Statement of Resolution"), which includes the right to convert each share of Series B Preferred Stock into the number of shares of Common Stock (the "Underlying Shares") obtained by dividing (i) $100 plus all cumulative and accrued dividends accumulated and unpaid on such share of Series B Preferred Stock by (ii) the conversion price of $5.70 per share, subject to adjustment. The 40,000 shares of Series B Preferred Stock purchased by Mellon Ventures are initially convertible into 701,754.39 shares of Common Stock. The 2002 Warrant is initially exercisable into shares of Common Stock at an exercise price of $5.94 per share, subject to adjustment. The 2002 Transaction Documents and the Statement of Resolution are attached hereto as Exhibits and incorporated herein by reference.

          Pursuant to a Securities Purchase Agreement, dated as of December 15, 1999 (the "1999 Securities Purchase Agreement"), among the Company, Mellon Ventures, CB Capital Investors, L.P., ("CBCI, L.P."), and certain directors and officers of the Company (together, the "1999 Investors") and a Warrant Agreement, dated as of December 15, 1999 (the "1999 Warrant Agreement," and collectively with the 1999 Securities Purchase Agreement, the "1999 Transaction Documents"), among the Company and the 1999 Investors, Mellon Ventures acquired 363,636 shares of Common Stock, a warrant (the "1999 Warrant," and collectively with the 2002 Warrant, the "Warrants") to purchase up to 276,019 shares of Common Stock at the exercise price of $2.20 per share, subject to adjustment, and 9% Senior Subordinated Notes of the Company due on December 17, 2007 in the aggregate principal amount of $2,200,000 (the "Notes"), for an aggregate purchase price of $3,000,000. In addition, CBCI, L.P. purchased 2,909,092 shares of Common Stock, a warrant to purchase up to 2,208,152 shares of Common Stock at the exercise price of $2.20 per share, subject to adjustment, and 9% Senior Subordinated Notes of the Company due on December 17, 2007 in the aggregate principal amount of $17,600,001, for an aggregate purchase price of $24,000,000. The directors and officers together purchased 363,636 shares of Common Stock, warrants to purchase up to 276,018 shares of Common Stock at the exercise price of $2.20 per share, subject to adjustment, and 9% Senior Subordinated Notes of the Company due on December 17, 2007 in the aggregate principal amount of $2,200,000, for an aggregate purchase price of $3,000,000. The per share purchase price of the Common Stock under the 1999 Securities Purchase Agreement was $2.20. The 1999 Transaction Documents are attached hereto as Exhibits and incorporated herein by reference.

          The funds provided by Mellon Ventures for the purchases of the Series B Preferred Stock, the Common Stock and Warrants were obtained from the working capital of Mellon Ventures.

--------------------                                          ------------------
CUSIP NO 144577 10 3                                          Page 7 of 24 Pages
--------------------                                          ------------------

ITEM 4.   PURPOSE OF TRANSACTION.

          The acquisitions of the Company's securities have been made by Mellon Ventures for investment purposes. Its investments are subject to the terms of the 2002 Securities Purchase Agreement, the 1999 Securities Purchase Agreement and other transaction documents ancillary thereto, which are attached hereto and incorporated herein by reference. Certain provisions of these documents are summarized below. By reason of the 1999 Shareholders Agreement (as defined below), Mellon Ventures has agreed generally to vote its shares of Common Stock to elect nominees of CBCI, L.P. to the board of directors of the Company (the "Board"). Pursuant to the Statement of Resolution, Mellon Ventures, as a holder of a majority of the Series B Preferred Stock, has the right to approve certain amendments to the Company's Articles of Incorporation and Bylaws and certain other corporate transactions. By reason of these rights, Mellon Ventures expects that it will be able to influence the management and policies of the Company. However, Mellon Ventures does not believe it will have control over the Company or its management or affairs.

          Mellon Ventures may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Common Stock from time to time in open market purchases or otherwise, as it determines in its sole discretion. Mellon Ventures has not determined whether it will acquire additional shares or fixed any number of shares of Common Stock it might seek to acquire or any additional amount of money it may be willing to invest in the Company.

          Mellon Ventures intends to evaluate continuously the business and business prospects of the Company, and its present and future intentions in, and intentions with respect to, the Company and at any time may decide to dispose of any or all of the shares of Series B Preferred Stock, Common Stock, Warrants or Notes then owned by it.

          1999 Shareholders' Agreement. In connection with the 1999 transaction, Mellon Ventures entered into a Shareholders' Agreement, dated as of December 15, 1999 (the "1999 Shareholders' Agreement"), together with the Company, CBCI, L.P., and S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster and DAPHAM Partnership L.P. (each a "Founder Shareholder"). Among other things, the parties to the 1999 Shareholders' Agreement agreed generally: (i) for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Company, to vote their shares of Common Stock to elect two nominees of CBCI, L.P. to the Board; (2) for so long as CBCI, L.P. owns at least 7.5% of the fully diluted Common Stock of the Company, to vote their shares of Common Stock to elect one nominee of CBCI, L.P. to the Board; (3) after the fifth anniversary of the execution of the 1999 Shareholders' Agreement and for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Company and a Liquidity Opportunity (as defined in the 1999 Shareholders' Agreement) has not occurred, to vote their shares of Common Stock to elect two additional nominees of CBCI, L.P. to the Board; and (4) upon an increase in the size of the Board not due to circumstances set forth in subsections (1), (2), and (3) herein, to vote their shares to elect that number of CBCI, L.P. nominated directors such that the total number of CBCI, L.P. nominated directors is at least as great as the proportion of CBCI, L.P.'s fully diluted Common Stock at the time in question. Additionally, CBCI, L.P. is entitled to designate a director nominated by CBCI, L.P. to be a member of each committee.

          Statement of Resolution. Pursuant to the Statement of Resolution, holders of Series B Preferred Stock generally have no right to vote for directors or on other matters except in certain circumstances described herein or otherwise required by law.

--------------------                                          ------------------
CUSIP NO 144577 10 3                                          Page 8 of 24 Pages
--------------------                                          ------------------

          The holders of Series B Preferred Stock have the right to approve, by the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, (i) the creation, authorization or issuance, or any corporate transaction such as a merger or consolidation that results in the creation or issuance of, any class or series of stock ranking senior to the Series B Preferred Stock ("Prior Stock") or ranking on a parity with the Series B Preferred Stock ("Parity Stock"), (ii) any corporate transaction such as a merger or consolidation, or any amendment to the Articles of Incorporation, that would result in (A) an increase or decrease of the aggregate number of authorized shares of Series B Preferred Stock, or (B) a change in the designations, preferences, limitations or relative rights of the shares of Series B Preferred Stock; (iii) any change in the Company's Articles of Incorporation or bylaws, as then in effect, that adversely affects the rights, preferences or privileges of the Series B Preferred Stock; (iv) any material change in the nature of the Company's business from a company engaged (whether directly or through holdings in other entities) in the exploration, exploitation, development and production of oil and natural gas and related activities; or (v) the issuance of any shares of Series B Preferred Stock except as dividends on the outstanding Series B Preferred Stock or pursuant to the 2002 Securities Purchase Agreement.

          Holders of Series B Preferred Stock also have the right to vote as a class in a number of other circumstances as required by Texas Business Corporation Act. The affirmative vote of the holders of a majority of the shares of Series B Preferred Stock entitled to vote thereon is generally required for any of these actions. Under the 2002 Shareholders' Agreement (as defined below), the holders of the Series B Preferred Stock have agreed to vote such shares in favor of certain of these actions.

          Other than as discussed above, Mellon Ventures has no plans to effect:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present Board, including any change in the number or term of directors or the filling of any vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

          (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

--------------------                                          ------------------
CUSIP NO 144577 10 3                                          Page 9 of 24 Pages
--------------------                                          ------------------

          (j)  any action similar to those enumerated above.

          Mellon Ventures intends to re-evaluate continuously its investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the 2002 Securities Purchase Agreement, Mellon Ventures acquired from the Company 40,000 shares of Series B Preferred Stock and the 2002 Warrant to purchase up to 168,421 shares of Common Stock. Pursuant to the 1999 Securities Purchase Agreement, Mellon Ventures acquired 363,636 shares of Common Stock, the 1999 Warrant to purchase up to 276,019 shares of Common Stock and the Notes in the aggregate principal amount of $2,200,000.

          Holders of Series B Preferred Stock generally have no right to vote for directors or on other matters except in the certain circumstances described herein or otherwise required by law. Where entitled to vote, the holders of the Series B Preferred Stock vote separately as a class.

          The Series B Preferred Stock is convertible into shares of Common Stock at the option of the holder of the Series B Preferred Stock. The shares of Series B Preferred Stock purchased by Mellon Ventures are initially convertible into 701,754.39 shares of Common Stock. In addition, the 1999 Warrant and the 2000 Warrant are immediately exercisable for an aggregate of up to 444,440 shares of Common Stock. As of February 20, 2002, the shares of Common Stock beneficially owned by Mellon Ventures represent 9.9% of the total voting power of the Company's capital stock. The shares of Common Stock beneficially owned by Mellon Ventures represent 9.9% of the total number of outstanding shares of Common Stock as of February 20, 2002.

          The conversion price to be used to convert the shares of Series B Preferred Stock to shares of Common Stock is subject to adjustment upon the occurrence of certain events as more fully set forth below. The exercise price and conversion price to be used to convert the Warrants to shares of Common Stock are subject to adjustment upon the occurrence of certain events as more fully set forth below.

          In connection with the 1999 transaction, Mellon Ventures entered into the 1999 Shareholders' Agreement with the Company, the other 1999 Investors and the Founder Shareholders. Under the 1999 Shareholders' Agreement, each of the Founder Shareholders and the 1999 Investors have agreed to cause certain transfers of the Company's securities to be governed by the 1999 Shareholders' Agreement, as described generally below.

          If a Founder Shareholder desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the 1999 Shareholders' Agreement), such Founder Shareholder must allow Mellon Ventures "tag-along rights" whereby Mellon Ventures has the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and Mellon Ventures.

          Under the 1999 Shareholders' Agreement, the Company has granted to the 1999 Investors preemptive rights to purchase certain (i) equity securities, (ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible into or exchangeable for equity securities issuable by the Company, provided that securities issued

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 10 of 24 Pages
--------------------                                         -------------------

pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon conversion of other securities, the shares issuable upon exercise of the 1999 Warrants and certain distributions of securities are all excluded from this right.

          The preemptive rights and tag-along rights under the 1999 Shareholders' Agreement terminate upon the first to occur of (a) notice of termination by holders of 51% of the Common Stock and the Common Stock issuable upon exercise of the 1999 Warrants then held by all 1999 Investors, (b) certain sale transactions involving the Company or (c) the time no 1999 Investor owns more than 7 1/2% of the fully diluted Common Stock of the Company.

          The parties to the 1999 Shareholders' Agreement agreed generally: (i) for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Company, to vote their shares of Common Stock to elect two nominees of CBCI, L.P. to the Board; (2) for so long as CBCI, L.P. owns at least 7.5% of the fully diluted Common Stock of the Company, to vote their shares of Common Stock to elect one nominee of CBCI, L.P. to the Board; (3) after the fifth anniversary of the execution of the 1999 Shareholders' Agreement and for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Company and a Liquidity Opportunity (as defined in the 1999 Shareholders' Agreement) has not occurred, to vote their shares of Common Stock to elect two additional nominees of CBCI, L.P. to the Board; and (4) upon an increase in the size of the Board not due to circumstances set forth in subsections (1), (2), and (3) herein, to vote their shares to elect that number of CBCI, L.P. nominated directors such that the total number of CBCI, L.P. nominated directors is at least as great as the proportion of CBCI, L.P.'s fully diluted Common Stock at the time in question. Additionally, CBCI, L.P. is entitled to designate a director nominated by CBCI, L.P. to be a member of each committee. Except as discussed in this paragraph, there is no understanding, arrangement or agreement between Mellon Ventures, the 1999 Investors and the Founder Shareholders that they will be bound to vote as the other party votes in respect of any matter which may be brought before the shareholders of the Company or the Board.

          Accordingly, while Mellon Ventures may be deemed to beneficially own the shares of Common Stock owned by the other 1999 Investors and the Founder Shareholders by reason of the 1999 Shareholders' Agreement, Mellon Ventures disclaims beneficial ownership of any shares owned by the other 1999 Investors and the Founder Shareholders.

          In connection with the 2002 transaction, Mellon Ventures entered into a Shareholders' Agreement, dated February 20, 2002 (the "2002 Shareholders' Agreement"), together with the Company, Webster and the Founder Shareholders. The terms of the 2002 Shareholders' Agreement provide generally that Mellon Ventures, Webster and certain Founder Shareholders agree to certain restrictions on the transferability of the Common Stock held by such parties.

          If a Founder Shareholder desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the 2002 Shareholders' Agreement), such Founder Shareholder must allow Mellon Ventures "tag-along rights" whereby Mellon Ventures has the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and Mellon Ventures.

          Under the 2002 Shareholders' Agreement, the Company has granted to Mellon Ventures and Webster preemptive rights to purchase certain (i) equity securities, (ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 11 of 24 Pages
--------------------                                         -------------------

into or exchangeable for equity securities issuable by the Company, provided that securities issued pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon conversion of other securities, the shares issuable upon exercise of the 2002 Warrants, the Underlying Shares, pay-in-kind dividends of Series B Preferred Stock and certain distributions of securities are all excluded from this right.

          The preemptive rights and tag-along rights under the 2002 Shareholders' Agreement terminate upon the first to occur of (a) notice of termination by holders of 50% of the Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants, (b) certain sale transactions involving the Company or (c) the time Mellon Ventures (or certain of its transferees) owns less than 50% of the shares issuable upon conversion of the Series B Preferred Stock and exercise of the 2002 Warrants.

          The 2002 Shareholders' Agreement also provides that if the holders of at least 51% of the Common Stock then outstanding approve a merger, sale of the Company or sale of all or substantially all of the assets of the Company (an "Approved Sale"), each holder of Series B Preferred Stock will consent to, vote for and raise no objection against the Approved Sale as a holder of Series B Preferred Stock if the consummation of such Approved Sale will constitute a Change of Control (as defined below) or the Approved Sale is a reincorporation merger, subject to certain conditions. Except as discussed in this paragraph, there is no understanding, arrangement or agreement between Mellon Ventures, the 2002 Investors and the Founder Shareholders that they will be bound to vote as the other party votes in respect of any matter which may be brought before the shareholders of the Company or the Board.

          Accordingly, while Mellon Ventures may be deemed to beneficially own the shares of Common Stock owned by the other 2002 Investor and the Founder Shareholders by reason of the 2002 Shareholders' Agreement, Mellon Ventures disclaims beneficial ownership of any shares owned by the other 2002 Investor and the Founder Shareholders.

          Pursuant to the terms of the Amended and Restated Agreement of Limited Partnership of Mellon Ventures, L.P., dated as of January 1, 1997, MVMA, L.P., as general partner of Mellon Ventures, may not sell, exchange, pledge, grant any lien with respect to or otherwise dispose of any assets of Mellon Ventures, including any shares of Series B Preferred Stock or Common Stock, without the consent of Mellon Bank, N.A., as limited partner. For the foregoing reason, Mellon Bank, N.A., Mellon Financial Corporation and the parties on Annex B may be deemed to share dispositive power with respect to the shares of Common Stock beneficially owned by Mellon Ventures.

          By reason of their relationship to Mellon Ventures, MVMA, L.P., MVMA, Inc., and the parties on Annex A may be deemed to share voting and dispositive power with respect to the shares of Common Stock beneficially owned by Mellon Ventures. While Mellon Bank, N.A. is only a limited partner of Mellon Ventures, Mellon Bank, N.A., Mellon Financial Corporation and the parties on Annex B may also be deemed to share voting and dispositive power with respect to the shares of Common Stock beneficially owned by Mellon Ventures by virtue of their relationship to Mellon Ventures.

          Mellon Ventures, MVMA, L.P., MVMA, Inc., Mellon Bank, N.A. and Mellon Financial Corporation have not, and the persons set forth on Annexes A and B have not, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof to the date hereof.

          To the best knowledge of Mellon Ventures, MVMA, L.P., and MVMA, Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 12 of 24 Pages
--------------------                                        -------------------

the sale of, the Common Stock or the Series B Preferred Stock acquired by Mellon Ventures under the 2002 Securities Purchase Agreement or the 1999 Securities Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the information disclosed under Items 3, 4 and 5 of this Schedule 13D which are incorporated herein by reference in response to this Item 6. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder. Copies of these agreements have been attached hereto and are incorporated by reference herein.

The 2002 Transaction

         The 2002 Securities Purchase Agreement

         The 2002 Securities Purchase Agreement and the 2002 Shareholders' Agreement prohibit the 2002 Investors from transferring their securities to any competitor of the Company. The 2002 Securities Purchase Agreement provides that the 2002 Investors shall have access to certain of the records of the Company and that the Company shall furnish certain of its financial reports to each of the 2002 Investors. The 2002 Securities Purchase Agreement also includes certain representations and warranties by the Company. The Company is obligated to indemnify the 2002 Investors for breaches of representations and warranties contained in the 2002 Securities Purchase Agreement or in other documents furnished in connection with the 2002 Securities Purchase Agreement and for certain third-party claims.

         Statement of Resolution

         The Statement of Resolution establishes a series of 150,000 shares (60,000 of which were initially issued to the 2002 Investors under the 2002 Securities Purchase Agreement) of the Company's preferred stock, designated as Series B Convertible Participating Preferred Stock with designations, preferences, limitations and relative rights, voting, redemption and other rights that include the following:

         Dividends. Holders of Series B Preferred Stock are entitled to receive cumulative dividends on each share of Series B Preferred Stock, payable semi-annually. Dividends will be paid, at the option of the Company, (i) in cash at the rate of $8.00 per year or (ii) by issuing additional shares of Series B Preferred Stock at the annual rate of 0.10 of a share of Series B Preferred Stock on each share of Series B Preferred Stock.

         In addition to the foregoing, if the Company declares a cash dividend on the Common Stock, the holders of shares of Series B Preferred Stock shall be entitled to receive for each share of Series B Preferred Stock a cash dividend in the amount of the cash dividend that would be received by a holder of the Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such cash dividend.

         Unless all accrued dividends on the Series B Preferred Stock shall have been paid and a sum sufficient for the payment thereof set apart, no dividend shall be paid or declared, and no distribution shall be made, on any Junior Stock (as defined below) and no redemption of any Junior Stock shall occur other than dividends payable in Junior Stock and any payments in respect of fractional shares of Series B Preferred Stock.

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 13 of 24 Pages
--------------------                                        -------------------

          "Junior Stock" shall collectively mean all equity securities (including Common Stock) of the Company which rank junior (but in no case senior) to the Series B Preferred Stock as to payment of dividends or distributions upon liquidation, dissolution or winding up of the Company.

          Redemption. The Series B Preferred Stock is required to be redeemed by the Company at any time after the third anniversary of the initial issuance of the Series B Preferred Stock (the "Issue Date") upon 90 days prior written request from any holder at a price per share equal to the Purchase Price/Dividend Preference (as defined below).

          The Company may redeem the Series B Preferred Stock (i) through the first anniversary of the Issue Date of the Series B Preferred Stock at a price per share equal to 120% of the Purchase Price/Dividend Preference; (ii) from and after the first anniversary of the Issue Date through the second anniversary of the Issue Date, at a price per share equal to 115% of the Purchase Price/Dividend Preference; (iii) from and after the second anniversary of the Issue Date through the third anniversary of the Issue Date, at a price per share equal to 110% of the Purchase Price/Dividend Preference; and (iv) after the third anniversary of the Issue Date, at a price per share equal to the Purchase Price/Dividend Preference.

          "Purchase Price/Dividend Preference" is defined to mean $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share of Series B Preferred Stock, through the date the Company has paid or properly provided for the Redemption Price (as defined in the Statement of Resolution).

          Voting. Reference is made to the information disclosed under Items 4 and 5 of this Schedule 13D which is incorporated herein by reference.

          Liquidation. In the event of any voluntary or involuntary dissolution, liquidation or winding up or a Sale (as defined below) of the Company (a "Liquidation"), before any distribution of assets is made to the holders of any Junior Stock of the Company, the holder of each share of Series B Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its shareholders, the greater of the following amounts per share of Series B Preferred Stock: (i) $100 in cash plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share, through the date fixed for the distribution of assets of the Company to the holders of Series B Preferred Stock, or (ii) the liquidation distribution, if any, payable in such Liquidation with respect to each share of Common Stock distributed pro rata to the holders of the Series B Preferred Stock, any Parity Stock and the Common Stock on an as-converted basis (assuming the conversion of all Series B Preferred Stock and Parity Stock (if convertible into Common Stock) at the time such liquidation distribution is paid to a holder of such Common Stock). For purposes hereof, "Sale" shall mean and shall be deemed to have occurred at such time as any of the following occurs: (x) certain mergers that constitute a "Change of Control" (as defined herein); or (y) the sale, transfer or other disposition by the Company of all or substantially all of the assets of the Company to another entity.

          Conversion. Pursuant to the Statement of Resolution, the holders of the Series B Preferred Stock have the right, at each holders' option, to convert all or a portion of such Series B Preferred Stock into the number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/100th of a share) obtained by dividing (i) the product of (A) $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share through the date of surrender of such share of Series B Preferred Stock multiplied by (B) each share of Series B Preferred Stock to be converted by (ii) the Conversion Price (as defined below). "Conversion Price" is defined to mean the conversion price per share of the Common Stock into which

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 14 of 24 Pages
--------------------                                        -------------------

the Series B Preferred Stock is convertible, as such Conversion Price may be adjusted pursuant to the Statement of Resolution. The initial Conversion Price is $5.70.

          The Conversion Price is subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or grants certain rights to purchase securities, (b) if the Company subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (c) if the Company pays certain dividends or makes certain distributions to all holders of its Common Stock of any shares of capital stock of the Company or its subsidiaries (other than Common Stock) or evidences of its indebtedness or assets, including all equity and debt, subject to certain exceptions, and (d) if, subject to certain exclusions, the Company sells or issues Common Stock, options or convertible securities without consideration or with a consideration per share of Common Stock less than the Conversion Price, including in the first year a "full ratchet" adjustment for issuances in excess of $5 million but less than $10 million; provided, however, that the Conversion Price as adjusted according to this subsection (d) will not be less than $4.75, appropriately adjusted for stock splits, reverse stock splits and similar recapitalizations.

          Change of Control. Upon the occurrence of certain events constituting a "Change of Control," the Company is required to make an offer to each holder of Series B Preferred Stock to repurchase all or any part of such holder's Series B Preferred Stock at an offer price per share of Series B Preferred Stock in cash equal to 105% of the Change of Control Purchase Price (as defined below). A Change of Control transaction generally includes (a) any persons becoming the beneficial owners of more than 50% of the Company; (b) during any period of two consecutive years, a majority of the Board changes; (c) the merger or consolidation of the Company except for certain mergers or consolidations in which the shareholders of the Company prior to the transaction retain a majority of the voting stock of the surviving entity; and (d) the sale of all or substantially all of the assets of the Company, subject to certain exceptions for the foregoing matters. "Change of Control Purchase Price" is defined to mean $100 plus all cumulative and accrued dividends (whether or not earned or declared) accumulated and unpaid on such share of Series B Preferred Stock through the date of payment of the Change of Control Purchase Price.

          Ranking and Certain Covenants. The Series B Preferred Stock ranks senior to the Common Stock and all other series of the Company's preferred stock (none of which are issued and outstanding as of the date hereof) as to the payment of dividends, as to payments upon redemption and as to the distribution of assets upon liquidation, dissolution or winding up unless, after the approval of the holders of a majority of the shares of Series B Preferred Stock, the terms of such other series provide otherwise.

          2002 Warrant Agreement

          The 2002 Warrant Agreement provides that the 2002 Warrant is exercisable at any time prior to February 20, 2007 for the purchase of up to 168,421 shares of Common Stock at an exercise price of $5.94 per share, subject to certain adjustments. The 2002 Warrant may be exercised by cash payment or on a "cashless basis" by utilizing the average market price during the 4-day trading period preceding the date of exercise.

          The number and kind of shares issued upon exercise of the 2002 Warrant and the exercise price thereof are subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or distributes shares of its Common Stock, subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock, or combines its

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 15 of 24 Pages
--------------------                                        -------------------

outstanding shares of Common Stock into a smaller number of shares of Common Stock, (b) if the Company issues shares of Common Stock or securities exercisable or exchangeable for or convertible into shares of Common Stock for no consideration or for less than the market value (as specified in the 2002 Warrant Agreement) of the Common Stock, subject to certain exceptions, (c) if the Company distributes any of its equity securities (other than Common Stock or options) to the holders of the Common Stock on a pro rata basis, (d) if the Company engages in a consolidation, merger or business combination, sells all of its assets to another person or entity, or enters into certain capital reorganizations or reclassifications of the capital stock of the Company or (e) the Company takes certain other actions affecting its Common Stock.

          2002 Registration Rights Agreement

          Mellon Ventures entered into a Registration Rights Agreement, dated as of February 20, 2002 (the "2002 Registration Rights Agreement"), together with the Company and Webster, wherein the Company agreed, at the request of certain 2002 Investors and subject to the terms thereof, to register shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). The 2002 Registration Rights Agreement provides registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock and the exercise of the 2002 Warrants held by Mellon Ventures and Webster (the "2002 Investor Registrable Securities"). A shareholder owning not less than 51% of the then-outstanding shares of 2002 Investor Registrable Securities issuable upon conversion of the Series B Preferred Stock purchased by Mellon Ventures and upon exercise of the 2002 Warrants issued to Mellon Ventures (the "Mellon Registrable Shares") may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Mellon Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with certain other offerings registered by the Company. The registration rights will terminate as to any holder of 2002 Investor Registrable Securities at such time as such holder may sell under Rule 144(k) promulgated under the Securities Act ("Rule 144(k)"), all 2002 Investor Registrable Securities then held by such holder. This agreement requires the parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

          2002 Compliance Sideletter

          Mellon Ventures entered into a Compliance Sideletter with the Company wherein the Company agreed to, among other things, use commercially reasonable efforts to assist Mellon Ventures in remedying or preventing certain regulatory problems of Mellon Ventures that may be asserted by the Small Business Administration, the Federal Reserve Board, the Controller of Currency or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers and permitting Mellon Ventures to
exchange voting securities for similar non-voting securities.   The Company also
agreed with Mellon Ventures to comply with certain small business administration and other regulations and to provide information relating thereto to Mellon Ventures.

The 1999 Transaction

          1999 Securities Purchase Agreement

          The 1999 Securities Purchase Agreement and the 1999 Shareholders' Agreement prohibit the 1999 Investors from transferring their securities to any competitor of the Company. The 1999 Securities Purchase Agreement provides that the 1999 Investors shall have access to certain of the records

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 16 of 24 Pages
--------------------                                        -------------------

of the Company and that the Company shall furnish certain of its financial reports to each of the 1999 Investors. The Company covenants that it shall, among other things and subject to certain exceptions, pay its taxes, preserve its corporate existence, maintain and preserve its properties and inform the 1999 Investors of the creation or acquisition of any direct or indirect subsidiaries. The Company also covenants that it shall not, among other things, permit to exist any indebtedness, liens or investments other than that expressly allowed for in the 1999 Securities Purchase Agreement, change the nature of its business, merge or consolidate with any other Person, sell or acquire all or substantially all of the assets of the Company or other Person, pay dividends, make distributions or make capital expenditures other than those expressly allowed for in the 1999 Securities Purchase Agreement, engage in transactions with any of its affiliates other than certain delineated exceptions, or fail to meet certain delineated financial performance requirements. The 1999 Securities Purchase Agreement includes certain representations and warranties by the Company. The Company is obligated to indemnify the 1999 Investors for breaches of representations and warranties contained in the 1999 Securities Purchase Agreement or in other documents furnished in connection with the 1999 Securities Purchase Agreement and for certain third-party claims.

          1999 Warrant Agreement

          The 1999 Warrant Agreement provides that the 1999 Warrant is exercisable at any time prior to December 15, 2007 for the purchase of up to 276,019 shares of Common Stock at an exercise price of $2.20 per share, subject to certain adjustments. The 1999 Warrant may be exercised by cash payment or on a "cashless basis" by utilizing the average market price during the 4-day trading period preceding the date of exercise.

          The number and kind of shares issued upon exercise of the 1999 Warrant and the exercise price thereof are subject to adjustment in certain circumstances, including (a) if the Company pays a dividend in Common Stock or distributes shares of its Common Stock, subdivides, splits or reclassifies its outstanding shares of Common Stock into a larger number of shares of Common Stock, or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (b) if the Company issues shares of Common Stock or securities exercisable or exchangeable for or convertible into shares of Common Stock for no consideration or for less than the market value (as specified in the 1999 Warrant Agreement) of the Common Stock, subject to certain exceptions,
(c) if the Company distributes any of its equity securities (other than Common Stock or options) to the holders of the Common Stock on a pro rata basis, (d) if the Company engages in a consolidation, merger or business combination, sells all of its assets to another person or entity, or enters into certain capital reorganizations or reclassifications of the capital stock of the Company or (e) the Company takes certain other actions affecting its Common Stock.

          1999 Registration Rights Agreement

          Mellon Ventures entered into a Registration Rights Agreement, dated as of December 15, 1999 (the "1999 Registration Rights Agreement"), among the Company, CBCI, L.P. and Mellon Ventures, wherein the Company agreed, at the request of certain 1999 Investors and subject to the terms thereof, to register shares of Common Stock under the Securities Act. Under the terms of the 1999 Registration Rights Agreement, a majority of the 1999 Investors may demand that the Company register shares held by the 1999 Investors and a majority of the 1999 Investors may require the Company to file a shelf registration statement, which statement shall qualify as a demand registration of the 1999 Investors. The 1999 Registration Rights Agreement also grants "piggy-back" rights to the 1999 Investors to participate in certain registration statements filed by the Company. The registration rights will terminate as to any holder of 1999 Investor Registrable Securities at such time as such holder may sell under Rule

--------------------                                        -------------------
CUSIP NO 144577 10 3                                        Page 17 of 24 Pages
--------------------                                        -------------------

144(k) all its registrable securities then held by such holder. This agreement requires the parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

          1999 Compliance Sideletter

          The 1999 Investors entered into a Compliance Sideletter with the Company wherein the Company agreed to, among other things, use commercially reasonable efforts to assist the 1999 Investors in remedying or preventing certain regulatory problems of the 1999 Investors that may be asserted by the Small Business Administration, the Federal Reserve Board, the Controller of Currency or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers and permitting the 1999 Investors to exchange voting securities for similar non-voting securities. The Company also agreed with the 1999 Investors to comply with certain small business administration and other regulations and to provide information relating thereto to the 1999 Investors.

Descriptions of Certain Documents

          The descriptions of the 2002 Securities Purchase Agreement, the Statement of Resolution, the 2002 Warrant Agreement, the 2002 Shareholders' Agreement, the 2002 Registration Rights Agreement, the 2002 Compliance Sideletter, the 1999 Securities Purchase Agreement, the 1999 Warrant Agreement, the 1999 Shareholders' Agreement, the 1999 Registration Rights Agreement and the 1999 Compliance Sideletter do not purport to be complete are qualified in their entirety by provisions of each such agreement, copies of which have been filed hereto as Exhibits and which are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A*   Securities Purchase Agreement, dated as of February 20,
                        2002, among Carrizo Oil & Gas, Inc., Mellon Ventures,
                        L.P. and Steven A. Webster.

           Exhibit B*   Shareholders' Agreement, dated as of February 20, 2002,
                        among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.
                        P. Johnson, IV, Frank A. Wojtek, Steven A. Webster,
                        Douglas A. P. Hamilton, Paul B. Loyd, Jr. and DAPHAM
                        Partnership, L.P.

           Exhibit C*   Warrant Agreement, dated as of February 20, 2002, among
                        Carrizo Oil & Gas, Inc., Mellon Ventures, L.P. and
                        Steven A. Webster.

           Exhibit D*   Registration Rights Agreement dated as of February 20,
                        2002, among Carrizo Oil & Gas, Inc., Mellon Ventures,
                        L.P. and Steven A. Webster.

           Exhibit E*   Carrizo Oil & Gas, Inc. Statement of Resolution
                        Establishing Series of Shares Designated Series B
                        Convertible Participating Preferred Stock, dated as of
                        February 20, 2002.

           Exhibit F*   Compliance Sideletter, dated as of February 20, 2002,
                        among Carrizo

------------------------                                     -------------------
CUSIP NO 144577 10 3                                         Page 18 of 24 Pages
------------------------                                     -------------------

                                  Oil & Gas, Inc. and Mellon Ventures, L.P.

               Exhibit G**        Securities Purchase Agreement, dated as of
                                  December 15, 1999, among Carrizo Oil & Gas,
                                  Inc., CB Capital Investors, L.P., Mellon
                                  Ventures, L.P., Douglas A.P. Hamilton, Paul B.
                                  Loyd, Jr. and Steven A. Webster.

               Exhibit H**        Shareholders' Agreement, dated as of December
                                  15, 1999, among Carrizo Oil & Gas, Inc., CB
                                  Capital Investors, L.P., Mellon Ventures,
                                  L.P., S. P. Johnson, IV, Frank A. Wojtek,
                                  Douglas A. P. Hamilton, Paul B. Loyd, Jr.,
                                  Steven A. Webster and DAPHAM Partnership, L.P.

               Exhibit I** Warrant Agreement, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P., Mellon Ventures, L.P., Douglas A. P. Hamilton, Paul B. Loyd, Jr. and Steven A. Webster.

               Exhibit J**        Registration Rights Agreement, dated as of
                                  December 15, 1999, among Carrizo Oil & Gas,
                                  Inc., CB Capital Investors, L.P. and Mellon
                                  Ventures, L.P.

               Exhibit K**        Compliance Sideletter, dated as of December
                                  15, 1999, among Carrizo Oil & Gas, Inc. and
                                  Mellon Ventures, L.P.

               Exhibit L          Joint Filing Agreement, dated as of February
                                  28, 2002, among Mellon Ventures, L.P., MVMA,
                                  L.P. and MVMA, Inc.

* Incorporated herein by reference to the Company's Form 8-K filed on February 27, 2002.
** Incorporated herein by reference to the Company's Form 8-K filed on December
   22, 1999.

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 19 of 24 Pages
--------------------                                         -------------------

                                    ANNEXES

     A.    Executive Officers, Directors and Sole Stockholder of MVMA, Inc.

     B. Executive Officers and Directors of Mellon Bank, N.A. and Mellon Financial Corporation

--------------------                                       -------------------
CUSIP NO 144577 10 3                                       Page 20 of 24 Pages
--------------------                                       -------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2002

                              MELLON VENTURES, L.P.
                               by MVMA, L.P., its general partner
                                by MVMA, Inc., its general partner


                              By:    /s/ Ronald J. Coombs
                                 ---------------------------
                                  Ronald J. Coombs
                                  Vice President and Director


                              MVMA, L.P.
                               by MVMA, Inc., its general partner


                              By:    /s/ Ronald J. Coombs
                                 ---------------------------
                                  Ronald J. Coombs
                                  Vice President and Director


                              MVMA, INC.


                              By:    /s/ Ronald J. Coombs
                                 ---------------------------
                                  Ronald J. Coombs
                                  Vice President and Director

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 21 of 24 Pages
--------------------                                         -------------------

                                    Annex A
             Executive Officers, Directors and Sole Stockholder of
                                   MVMA, Inc.

Name and Title              Principal Occupation                           Business Address
--------------              --------------------                           ----------------
Ronald J. Coombs            Principal, Operations                          Mellon Ventures, Inc.,
Vice President                                                             One Mellon Center, Suite 5210
and Director                                                               Pittsburgh, PA 15298

Paul D. Cohn                Partner                                        Mellon Ventures, Inc.,
Vice President                                                             One Mellon Center, Suite 5210
and Director                                                               Pittsburgh, PA 15298

Lawrence E. Mock, Jr.       President and CEO of Mellon Ventures, Inc.     Mellon Ventures, Inc.,
President, Director &                                                      One Mellon Center, Suite 5210
Sole Stockholder                                                           Pittsburgh, PA 15298

   Each of the individuals listed above is a citizen of the United States of America.

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 22 of 24 Pages
--------------------                                         -------------------

                                    Annex B
                      Executive Officers and Directors of
               Mellon Financial Corporation and Mellon Bank, N.A.


Directors of Mellon Financial Corporation and Mellon Bank, N.A.:

Name                                  Principal Occupation               Business Address
----                                 ---------------------               ----------------
Burton C. Borgelt                    Retired Chairman and Chief          See note below
                                     Executive Officer
                                     Dentsply International, Inc

Carol R. Brown                       Former President                    See note below
                                     The Pittsburgh Cultural Trust

Jared L. Cohon                       President                           See note below
                                     Carnegie Mellon University

J. W. Connolly                       Retired Senior Vice President       See note below
                                     H.J. Heinz Company

Charles A. Corry                     Retired Chairman and Chief          See note below
                                     Executive Officer
                                     USX Corporation

Steven G. Elliott                    Senior Vice Chairman                See note below
                                     Mellon Financial Corporation

Ira J. Gumberg                       President and Chief Executive       See note below
                                     Officer
                                     J.J. Gumberg Co.

Edward J. McAniff                    Of Counsel                          See note below
                                     O'Melveny & Myers

Martin G. McGuinn                    Chairman and Chief Executive        See note below
                                     Officer
                                     Mellon Financial Corporation
                                     Chairman, President and Chief
                                     Executive Officer
                                     Mellon Bank, N.A.

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 23 of 24 Pages
--------------------                                         -------------------

                                    Annex B
                      Executive Officers and Directors of
               Mellon Financial Corporation and Mellon Bank, N.A.


Robert Mehrabian                  Chairman, President and Chief       See note below
                                  Executive Officer
                                  Teledyne Technologies, Inc.

Seward Prosser Mellon             President and Chief Executive       See note below
                                  Officer
                                  Richard K. Mellon and Sons
                                  Richard King Mellon Foundation

Mark A. Nordenberg                Chancellor                          See note below
                                  University of Pittsburgh

David S. Shapira                  Chairman and Chief Executive        See note below
                                  Officer
                                  Giant Eagle, Inc.

William E. Strickland, Jr.        President and Chief Executive       See note below
                                  Officer
                                  Mancester Bidwell Corporation

Joab L. Thomas                    President Emeritus                  See note below
                                  The Pennsylvania State University

Wesley W. von Schack              Chairman, President and Chief       See note below
                                  Executive Officer
                                  Energy East Corporation

--------------------                                         -------------------
CUSIP NO 144577 10 3                                         Page 24 of 24 Pages
--------------------                                         -------------------




Executive Officers of Mellon Financial Corporation and Mellon Bank, N.A.:

Name                        Principal Occupation                    Business Address
----                        --------------------                    ----------------
Martin G. McGuinn           Chairman and Chief Executive Officer    See note below
                            Mellon Financial Corporation
                            Chairman, President and Chief
                            Executive Officer
                            Mellon Bank, N.A.

Michael A. Bryson           Chief Financial Officer                 See note below
                            and Executive Vice President
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

Leo Y. Au                   Treasurer                               See note below
                            Mellon Fiancial Corporation
                            Senior Vice President, Manager,
                            Corporate Treasury Group
                            Mellon Bank, N.A.

Michael K. Hughey           Senior Vice President and               See note below
                            Controller
                            Mellon Financial Corporation
                            Senior Vice President, Director
                            of Taxes and Controller
                            Mellon Bank, N.A.

Steven G. Elliott           Senior Vice Chairman                    See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

Stephen E. Canter           Vice Chairman                           See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

John T. Chesko              Vice Chairman and Chief Risk Officer    See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

David F. Lamere             Vice Chairman                           See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

Jeffrey L. Leininger        Vice Chairman                           See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

Ronald P. O'Hanley          Vice Chairman                           See note below
                            Mellon Financial Corporation
                            Mellon Bank, N.A.

Allan P. Woods              Vice Chairman and Chief Information     See note below
                            Officer
                            Mellon Financial Corporation
                            Mellon Bank, N.A.


Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

Note: The business address of each of the individuals is c/o of Mellon Financial Corporation, 4826 One Mellon Center, Pittsburgh, PA 15258